May 13, 2010

Alexandra M. Ledbetter
Staff Attorney
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Stop 4628
Washington, DC 20549

Newmont Mining Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 25, 2010 (“Form 10-K”)
File No. 1-31240

Dear Ms. Ledbetter:

Thank you for your call today confirming the Company’s schedule for responding to comments raised by the Securities and Exchange Commission Division of Corporate Finance in its letter to the Company dated May 3, 2010 (the “Comment Letter”), with respect to the above referenced public reports on Form 10-K and the Company’s Definitive Proxy Statement. As discussed, we will we attempt to respond to the Comment Letter before May 31, 2010.

Should you have any questions or require additional information, please do not hesitate to contact me at (303) 837-5927, Roger Johnson, Vice President and Chief Accounting Officer at (303) 837-5874, or Jeffrey Reeser, Vice President and Secretary, at (303) 837-5149.

Sincerely,

/s/ Russell D. Ball

Russell D. Ball
Executive Vice President and Chief Financial Officer

cc:	H. Roger Schwall, Assistant Director Norman Gholson, Staff Attorney